China Life Insurance Company Limited

August 17, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the fiscal year ended December 31, 2006

Dear Mr. Rosenberg:

We refer to your letter, dated August 6, 2007, to China Life Insurance Company Limited (the “Company”) containing a comment of the Staff of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31914). As requested by the staff in such comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Wan Feng
Name:	Wan Feng
Title:	Vice President and Executive Director Acting Chief Executive Officer